UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Shanda Games Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

81941U105**

(CUSIP Number)

Shengming Ma

Ningxia Zhongyincashmere International Group Co., Ltd.

Ecological Textile Park,

Lingwu, Ningxia 750400

The People’s Republic of China

(86) 0951 4038 950-8969

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81941U105

(1)	Names of reporting persons Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 81941U105

(1)	Names of reporting persons Ningxia Zhongrong Shengda Equity Investment Partnership Enterprise (Limited Partnership)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 81941U105

(1)	Names of reporting persons Zhongrong Investment Holdings (Hong Kong) Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 81941U105

(1)	Names of reporting persons Ningxia Zhongyincashmere International Group Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 81941U105

(1)	Names of reporting persons Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 81941U105

(1)	Names of reporting persons Ningxia Silkroad Equity Investment Partnership Enterprise (Limited Partnership)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) PN

Introduction.

This statement on Schedule 13D/A (this “Statement”) amends the previous 13D filed by Ningxia Zhongyincashmere International Group Co., Ltd. with the Securities and Exchange Commission on September 11, 2014, as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on September 25, 2014, the Amendment No. 2 filed under Schedule 13D/A on November 26, 2014, the Amendment No. 3 filed under Schedule 13D/A on December 9, 2014, the Amendment No. 4 filed under Schedule 13D/A on March 17, 2015 and the Amendment No. 5 filed under Schedule 13D/A on April 6, 2015 (the “Original 13D”) with respect to Shanda Games Limited (the “Issuer”). Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented by adding the following:

On November 18, 2015, an extraordinary general meeting of the shareholders of the Issuer was held at 10:00 a.m. (Hong Kong time), at the offices of Davis Polk & Wardwell, 18th Floor, The Hong Kong Club Building, 3A Chater Road, Hong Kong. At the extraordinary general meeting, the shareholders of the Issuer voted to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and the proposal to authorize the directors to do all things necessary to give effect to the Merger Agreement.

On November 18, 2015, the Issuer and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of November 18, 2015, pursuant to which the Merger became effective on November 18, 2015 (the “Effective Time”). As a result of the Merger, the Issuer ceased to be a publicly traded company and became wholly owned by Parent.

At the Effective Time, each Ordinary Share issued and outstanding immediately prior to the Effective Time was cancelled and cease to exist and converted into and exchanged for the right to receive US$3.55 and each issued and outstanding ADS represented the right to surrender one ADS in exchange for US$7.10 (less US$0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement, dated as of September 24, 2009, among the Issuer, JPMorgan Chase Bank, N.A., as depositary, and the holders of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes, except for the following shares (including shares represented by ADSs), which were cancelled and cease to exist at the Effective Time but did not convert into the right to receive the foregoing merger consideration: (a) 48,759,187 Class B Ordinary Shares held by Yili Shengda, 48,759,187 Class B Ordinary Shares held by Zhongrong Shengda, 61,776,334 Class A Ordinary Shares held by Hongtai HK, 61,776,335 Class A Ordinary Shares held by Hongzhi HK, 80,577,828 Class A Ordinary Shares held by Zhongrong, 107,438,129 Class A Ordinary Shares held by Hao Ding and the Ordinary Shares held by Parent, the Issuer or any of their subsidiaries immediately prior to the Effective Time, which were cancelled without payment of any consideration or distribution therefor; and (b) Ordinary Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Islands Companies Law”), which were cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holders’ dissenters’ rights under the Cayman Islands Companies Law.

In addition to the foregoing, at the Effective Time, (i) each option to purchase Ordinary Shares, whether vested or unvested (“Issuer Options”), that is issued and outstanding immediately prior to the Effective Time, was cancelled and converted into the right to receive, as soon as practicable after the Effective Time, an amount equal to the product of the total number of Ordinary Shares issuable under such Issuer Option immediately prior to the Effective Time multiplied by the excess of US$3.55 over the exercise price payable per share under such Issuer Option, in cash, without interest and net of any applicable withholding taxes, and (ii) each restricted share with respect to which the restrictions have not lapsed and each restricted stock unit whether or not the restrictions with respect thereto have lapsed, in each case, that is issued and outstanding immediately prior to the Effective Time was cancelled and converted into the right to receive, as soon as practicable after the Effective Time, an amount equal to US$3.55, in cash, without interest and net of any applicable withholding taxes.

Upon the consummation of the Merger, the Issuer became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the ADSs ceased to trade on the NASDAQ Global Select Market (“NASDAQ”) following the close of trading on November 18, 2015 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Act, as amended.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)-(b) As of the date of this Amendment, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c) Except as set forth in Item 4 of this Amendment, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) November 18, 2015

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2015

Zhongrong Investment Holdings (Hong Kong) Co., Ltd.

By:	/s/ Shengming Ma
	Name:	Shengming Ma
	Title:	Director

Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited

By:	/s/ Shengming Ma
	Name:	Shengming Ma
	Title:	Director

Ningxia Zhongrong Shengda Equity Investment Partnership Enterprise (Limited Partnership)

By: Ningxia Zhongyincashmere International Group Co., Ltd., its general partner

By:	/s/ Shengming Ma
	Name:	Shengming Ma
	Title:	Chairman

Ningxia Zhongyincashmere International Group Co., Ltd.

By:	/s/ Shengming Ma
	Name:	Shengming Ma
	Title:	Chairman

Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership)

By: Ningxia Zhongyincashmere International Group Co., Ltd., its general partner

By:	/s/ Shengming Ma
	Name:	Shengming Ma
	Title:	Chairman

Ningxia Silkroad Equity Investment Partnership Enterprise (Limited Partnership)

By: Ningxia Zhongyincashmere International Group Co., Ltd., its general partner

By:	/s/ Shengming Ma
	Name:	Shengming Ma
	Title:	Chairman